SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: February 16, 2011
Commission File No. 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
83 Akti Miaouli & Flessa Str. 185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐     No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐     No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

The information contained in this Report is hereby incorporated by reference into the NewLead Holdings Ltd. Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.
On February 16, 2011, NewLead Holdings Ltd. (the “Company”) issued a press release announcing that the Company had entered into two new long-term time charter contracts for two product tankers, the Newlead Compass and the Newlead Compassion, each built in 2006. The Newlead Compass (72,934 dwt) and the Newlead Compassion (72,782 dwt) have each been chartered-out for a five-year period. The vessels are expected to commence their charters during the second quarter of 2011. The net daily charter-out rate for each vessel will be $11,700 for the first year, $13,650 for the second, third and fourth year and $15,600 for the fifth year. In addition, during the term of the charters, the Company will have a profit-sharing interest equal to 50% of the actual earnings up to $26,000 per day and 30% above such amount. The press release is furnished as Exhibit 99.1 to this Report and incorporated herein by reference.
Exhibits

Exhibit No.	Exhibit
99.1	Press Release dated February 16, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer Dated: February 23, 2011